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TSE	CCO	www.cameco.com
NYSE	CCJ

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Negotiating Restructuring of Kumtor Gold Mine

Saskatoon, Saskatchewan, Canada, February 11, 2003..............

Cameco Corporation and the Kyrgyz government have agreed in principle to restructure Kumtor mine ownership.

The proposed restructuring envisions that Cameco, through its subsidiaries, would ultimately hold all common shares of Kumtor Gold Company (KGC), the owner of the Kumtor mine.

This restructuring is contingent upon a number of factors including further negotiations leading to final agreements acceptable to Cameco and the Kyrgyz government, approvals by third party institutions and a fairness opinion requested by the Kyrgyz government. Cameco, through its subsidiaries, currently holds a one-third interest in KGC and operates the mine located in Kyrgyzstan.

The Kyrgyz government has issued a decree directing various ministries and agencies to examine all agreements and documents necessary to complete the proposed restructuring and submit them to the government for review within approximately one month. During the same period, the Kyrgyz government will evaluate the independent fairness opinion on the proposed restructuring.

The proposed restructuring currently contemplates an exchange of assets. Cameco would receive common shares without any further cash investment and in exchange, the government would realize a more predictable and secure revenue stream, obtain additional tax proceeds and benefit from potentially higher gold prices through royalties. JSC Kyrgyzaltyn, a company wholly owned by the Kyrgyz government, would continue to participate in the management of the mine.

The restructuring proposal also contemplates that the Kumtor mine would eventually be part of a publicly traded gold company established by Cameco. Completing this restructuring would be an important step in Cameco’s strategy to consolidate the company’s gold assets into a single entity that is better positioned to obtain higher value for shareholders.

At the conclusion of negotiations, Cameco will disclose the final details of the restructuring.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media inquiries	Lyle Krahn	(306) 956-6316
Investor inquiries:	Bob Lillie	(306) 956-6639
Media & investor inquiries:	Alice Wong	(306) 956-6337